PRICING SUPPLEMENT (To prospectus supplement and prospectus dated February 25, 2005) Pricing Supplement Number: 2472	Filed Pursuant to Rule 424(b)(3) Registration No. 333-122639

2,310,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Strategic Return Notes®

Linked to the Select Asia Total Return Index

due September 7, 2010

(the “Notes”)

$10 original public offering price per unit

The Notes:

•   The Notes are designed for investors who are willing to forego interest payments on the Notes in exchange for the ability to participate in changes in the level of the Select Asia Total Return Index (index symbol “ASP50”) over the term of the Notes.

•   There will be no payments prior to the maturity date unless exchanged at your option for a cash payment during a specified period in August of each year from 2006 through 2009 as described in this pricing supplement. We cannot redeem the Notes prior to the maturity date.

•   The Notes will not be listed on any securities exchange.

•   The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C.” The Notes will have the CUSIP No. 59021S240.

•   The settlement date for the Notes is expected to be September 7, 2005.

Payment on the maturity date or upon exchange:

•   The amount you receive on the maturity date or upon exchange will be based on the percentage change in the level of the Select Asia Total Return Index, which includes a reduction of an index adjustment factor of 2% per annum over the term of the Notes.

•   The level of the Select Asia Total Return Index, after reduction by the index adjustment factor, must increase by approximately 1.5% in order for you to receive at least the $10 original public offering price per unit on the maturity date or upon exchange. If the level of the Select Asia Total Return Index has declined or has not increased sufficiently, you will receive less, and possibly significantly less, than the $10 original public offering price per unit.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement beginning on page PS-8 and in the accompanying prospectus supplement.

	Per unit		Total
Public offering price(1)	$10.00		$23,100,000
Underwriting fee	$.20		$462,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.85	*	$22,753,500

(1)	The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit respectively.
*	$.05 per unit of the underwriting fee will be paid to the underwriter by a subsidiary of Merrill Lynch & Co., Inc. For a description of this payment, please see the section entitled “Supplemental Plan of Distribution” in this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is August 31, 2005.

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “S&P Asia 50 Net Total Return Index”, and “S&P®” are trademarks of the McGraw Hill Company Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Merrill Lynch & Co., Inc. is an authorized licensee.

Pricing Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Strategic Return Notes® Linked to the Select Asia Total Return Index due September 7, 2010 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the Select Asia Total Return Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium- Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on September 7, 2010, unless exchanged by you as described in this pricing supplement. We will not make any payments on the Notes until the maturity date or upon exchange.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

Who publishes the Index and what does the Index measure?

The Index is calculated and disseminated by Dow Jones Indexes, a business unit of Dow Jones & Company, Inc. (“Dow Jones”) and was established with an initial value of 100 on April 28, 2004. The Index is a total return index, calculated in U.S. dollars. The Index reflects the performance of the S&P Asia 50 Net Total Return Index (as described herein), less an annual index adjustment factor of 2.0% applied daily (the “Index Adjustment Factor”). The S&P Asia 50 Net Total Return Index is a total return index which reflects the total return, net of taxes, of fifty dividend-yielding stocks (the “Underlying Stocks”) from four major Asian markets and is published by Standard & Poor’s.

Because the Index reflects the performance of the S&P Asia 50 Net Total Return Index, any adjustments to that index or changes in the calculation methodology will directly affect the Index. For more specific information about the Index, the S&P Asia 50 Net Total Return Index and the Index Adjustment Factor, please see the section entitled “The Index” in this pricing supplement.

The Notes are debt obligations of ML&Co. An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the Underlying Stocks.

How has the Index performed historically?

The level of the Index was set to 100 on April 28, 2004. We have provided a table showing the historical month-end closing levels of the Index from April 2004 through August 2005. We have also provided a table and a graph, showing the hypothetical historical month-end closing levels of the Index from January 2000 through March 2004 assuming the Index had existed during this period. These closing levels have been calculated hypothetically according to the same methodology by which the Index is calculated.

We have provided this historical and hypothetical historical information to help you evaluate the behavior of the Index in various economic environments; however, this information is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, if you have not previously exchanged your Notes, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” to which you will be entitled will depend on the percentage change in the level of the Index over the term of the Notes and will equal:

$9.85 ×	(	Ending Value	)
Starting Value

Because the quotient of the Ending Value and the Starting Value will be multiplied by $9.85, the level of the Index will need to increase by approximately 1.5% in order for you to receive a Redemption Amount equal to or greater than the $10 original public offering price per unit. If the Ending Value does not exceed the Starting Value by more than approximately 1.5%, you will receive less, and possibly significantly less, than the $10 original public offering price per unit.

The “Starting Value” equals 124.38, the closing level of the Index on August 31, 2005, the date the Notes were priced for sale to the public (the “Pricing Date”).

For purposes of determining the Redemption Amount, the “Ending Value” means the average of the levels of the Index at the close of the market on five index business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of an Underlying Stock or certain futures or options contracts relating to an Underlying Stock.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Examples

Set forth below are three examples of Redemption Amount calculations:

Example 1—The hypothetical Ending Value is 80% below the Starting Value:

Starting Value: 124.38

Hypothetical Ending Value: 24.88

Redemption Amount (per Unit) = $9.85 ×	(24.88)	= $	1.97
124.38

Example 2—The hypothetical Ending Value is 1% above the Starting Value:

Starting Value: 124.38

Hypothetical Ending Value: 125.62

Redemption Amount (per Unit) = $9.85 ×	(125.62)	= $	9.95	(	the level of the Index has not increased sufficiently to prevent a loss to you	)
124.38

Example 3—The hypothetical Ending Value is 80% above the Starting Value:

Starting Value: 124.38

Hypothetical Ending Value: 223.88

Redemption Amount (per Unit) = $9.85 ×	(223.88)	= $	17.73
124.38

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Exchange Amount following the exercise of your exchange option or the Redemption Amount on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for the ability to participate in changes in the level of the Index over the term of the Notes.

How does the exchange feature work?

You may elect to exchange all or a portion of your Notes during a specified period in the month of August of each year from 2006 through 2009 by giving notice to the depositary or trustee of the Notes, as the case may be, as described in this pricing supplement. Upon exchange, you will receive a cash payment per unit (the “Exchange Amount”) equal to the Redemption Amount, calculated as if the exchange date were the stated maturity date, except that the Ending Value will be equal to the closing level of the Index on the exchange date. The Exchange Amount will be paid three banking business days following the exchange date. If you elect to exchange your Notes, you will receive only the Exchange Amount and you will not receive the Redemption Amount on the maturity date. The Exchange Amount you receive may be greater than or less than the Redemption Amount on the maturity date depending upon the performance of the Index during the period from the exchange date until the maturity date.

For more specific information about the exchange feature, please see the section entitled “Description of the Notes—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

What are the costs associated with an investment in the Notes?

Your return will reflect the deduction of the following costs over the term of the Notes:

Index Adjustment Factor. The level of the Index will reflect a 2.0% annual reduction that will be applied and accrue daily on the basis of a 365-day year to the benefit of MLPF&S as calculation agent. As a result of the cumulative effect of this deduction, the levels of the Index used to calculate the Redemption Amount during the five index business days shortly before the stated maturity date will be approximately 9.52% less than the level of the Index had the Index Adjustment Factor not been applied.

Sales Charge. Because the quotient of the Ending Value and the Starting Value will be multiplied by $9.85 in order to determine the Redemption Amount or Exchange Amount, the level of the Index, after reduction by the Index Adjustment Factor, must increase by approximately 1.5% or more from the Starting Value for you to receive an amount equal to or greater than the $10 original offering price per unit. This is analogous to paying a sales charge of approximately 1.5% per unit of the Notes.

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a securities exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the current levels of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes,

and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date or upon exchange. The payment on the Notes you receive will depend on the change in the level of the Index. Because the level of the Index is subject to market fluctuations, the payment on the Notes you receive may be less than the $10 original public offering price per unit of the Notes. In addition, because the quotient of the Ending Value and the Starting Value will be multiplied by $9.85, the level of the Index will need to increase by more than approximately 1.5% in order for you to receive a Redemption Amount equal to or greater than the $10 original public offering price per unit. If the level of the Index declines or does not increase sufficiently, you will receive less, and possibly significantly less than the $10 original public offering price per unit. The level of the Index will also reflect the deduction of the 2.0% annual Index Adjustment Factor.

The level of the Index is expected to affect the trading value of the Notes

We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this level because of the expectation that the level of the Index will continue to fluctuate until the Ending Value is determined. Additionally, because the trading value and perhaps the final return on your Notes is dependent on factors in addition to the level of the Index, such as our credit rating, an increase in the level of the Index will not reduce the other investment risks related to the Notes.

Changes in our credit ratings may affect the trading value of the Notes

Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit rating may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return will not reflect the return of owning the Underlying Stocks

While the Index reflects the payment of dividends on the Underlying Stocks as described in more detail below, the yield to the maturity of the Notes will not produce the same yield as if the Underlying Stocks were purchased and held for a similar period. The dividends on the Underlying Stocks will be incorporated into the Index through adjustments made to the S&P Asia 50 Net Total Return Index. A withholding tax based on the least advantageous rates will be applied to such dividends, which may be in excess of the rates you would pay were you assessed an actual withholding tax on the dividends on the Underlying Stocks. In addition, at the end of each day, the Index will be reduced by a pro rata portion of the annual Index Adjustment Factor of 2.0%. Due to the effect of the annual Index Adjustment Factor and to the matters discussed above under “Your investment may result in a loss”, the return on an investment in the Notes will be less than the return on a similar investment in the Underlying Stocks, assuming transaction costs and taxes are not taken into account. The trading value of the Notes and final return on the Notes may also differ from the results of the Index for the reasons discussed above under “Changes in our credit ratings may affect the trading value of the Notes”.

Your return may be affected by factors affecting international securities markets

The S&P Asia 50 Net Total Return Index measures the value of the equity securities of companies listed on various foreign exchanges. The return on the Notes will be affected by factors affecting the value of securities in these markets. Foreign securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Direct or indirect government intervention to stabilize a particular non-U.S. securities market and cross-shareholdings in non-U.S. companies on these markets may affect prices and the volume of trading on those markets. Also, there is generally less publicly available information about non-U.S. companies than about U.S. companies that are subject to the reporting requirements of the SEC. Additionally, non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices and performance of securities of companies in foreign markets may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in a country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities, and possible fluctuations in the rate of exchange between currencies are factors that could negatively affect the international securities markets. Moreover, the relevant non-U.S. economies may differ favorably or unfavorably from the U.S. economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Your return may be affected by currency exchange rates

Changes in exchange rates will not be considered in calculating the Redemption Amount, but may affect the businesses, profitability and trading prices of companies represented by the Underlying Stocks, and therefore the level of the Index. Further, the Index is calculated using U.S. dollars but is based on the value of stocks denominated in the relevant currencies of the applicable foreign markets. Consequently, the level of the Index will depend in part on the current exchange rate between such currencies and the U.S. dollar. Changes in such exchange rates may affect the Index and therefore the value of the Notes.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 original public offering price. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price. This is due to, among other things, the fact that the $10 original public offering price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Prices of the Underlying Stock have been and may continue to be volatile

The Index is an index which is based on the level of the S&P Asia 50 Net Total Return Index less an annual Index Adjustment Factor. The S&P Asia 50 Net Total Return Index is a total return index which reflects the price changes and dividends of fifty dividend-yielding stocks from four Asian markets; Hong Kong, Korea, Singapore and Taiwan, selected by Standard & Poor’s for inclusion in the S&P Asia 50 Net Total Return Index. The stock prices of some of the companies included in the S&P Asia 50 Net Total Return Index (the “Underlying Companies”) have been and may continue to be volatile. These stock prices could be subject to wide fluctuations in response to a variety of factors, including the following:

•	general market fluctuations;

•	actual or anticipated variations in the quarterly operating results of the Underlying Companies;

•	announcements of technological innovations or new services offered by competitors of the Underlying Companies;

•	changes in financial estimates by securities analysts;

•	regulatory or legal developments, including significant litigation matters, affecting the Underlying Companies or in the industries in which they operate;

•	announcements by competitors of the Underlying Companies of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	departures of key personnel of the Underlying Companies.

The international operations of some of the Underlying Companies expose them to risks inherent to international business. The risks of international business that these companies are exposed to include the following:

•	general economic, social and political conditions in the countries where they operate;

•	the difficulty of enforcing intellectual property rights, agreements and collecting receivables through certain foreign legal systems;

•	differing tax rates, tariffs, exchange controls or other similar restrictions;

•	currency exchange rate fluctuations; and

•	changes in, and compliance with, domestic and foreign laws and regulations which impose a range of restrictions on operations, trade practices, foreign trade and international investment decisions.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Underlying Stocks or futures or option contracts on the Underlying Stocks or the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the Underlying Stocks and, in turn, the level of the Index in a manner that would be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the Underlying Stocks. Temporary increases in the market prices of the Underlying Stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of the Underlying Stocks may decline subsequent to the Pricing Date reducing the level of the Index and therefore the trading value of the Notes.

Potential conflicts

Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value, Redemption Amount and Exchange Amounts. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the S&P Asia 50 Net Total Return Index. See the sections entitled “Description of the Notes—Adjustments to the S&P Asia 50 Net Total Return Index; Market Disruption Events” and “—Discontinuance of the S&P Asia 50 Net Total Return Index” in this pricing supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise. MLPF&S, the underwriter, will pay an additional amount on each anniversary of the Pricing Date in 2006 through 2009 to brokers whose clients purchased their units in the initial distribution and continue to hold the Notes. In addition, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold the Notes. As a result of these payments, your broker will receive a financial benefit each year you retain your investment in the Notes. Please see the section entitled “Supplemental Plan of Distribution” in this pricing supplement.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount or Exchange Amount, as applicable. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the Underlying Companies including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the Underlying Companies. Any prospective purchaser of the Notes should undertake an independent investigation of the Underlying Companies as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the Index does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. Unless exchanged by you, the Notes will mature on September 7, 2010. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59021S240.

While on the maturity date or upon exchange a holder of a Note will receive an amount equal to the Redemption Amount or the Exchange Amount, as the case may be, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment on the Maturity Date” and “—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

The Notes may be exchanged by you prior to the maturity date, but are not subject to repayment by ML&Co. prior to the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

Unless you have exchanged your Notes prior to the maturity date, on the maturity date you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be determined by the calculation agent and will equal:

$9.85	×	(	Ending Value	)
Starting Value

The “Starting Value” equals 124.38, the closing level of the Index on August 31, 2005, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

For the purpose of determining the Redemption Amount, the “Ending Value” will be determined by the calculation agent and will equal the average of the closing levels of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under “—Adjustments to the Index; Market Disruption Events”) on that scheduled Index Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means a day on which the New York Stock Exchange (the “NYSE”), the American Stock Exchange (the “AMEX”) and The Nasdaq Stock Market (the “Nasdaq”) are open for trading, the Index or any successor index is calculated and published and is also a day on which commercial banks are open for business in Korea, Taiwan, Hong Kong and Singapore.

All determinations made by the calculation agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Exchange of the Notes Prior to the Maturity Date

You may elect to exchange all or a portion of the Notes you own during any Banking Business Day that occurs in an Exchange Notice Period by giving notice as described below. An “Exchange Notice Period” means the period from and including the first calendar day of the month of August to and including 12:00 noon in The City of New York on the fifteenth calendar day during the month of August in the years 2006, 2007, 2008 and 2009. If the fifteenth calendar day of the applicable month of August is not a Banking Business Day, then the Exchange Notice Period will be extended to 12:00 noon in The City of New York on the next succeeding Banking Business Day. The amount of the cash payment you receive upon exchange (the “Exchange Amount”) will be equal to the Redemption Amount, calculated as if the Exchange Date were the stated maturity date, except that the Ending Value will be equal to the closing level of the Index on the Exchange Date. An “Exchange Date” will be the third Index Business Day following the end of the applicable Exchange Notice Period. If a Market Disruption Event occurs on the third Index Business Day following an Exchange Notice Period, the Exchange Date for that year will be the next succeeding Index Business Day on which a Market Disruption Event does not occur. The Exchange Amount will be paid three Banking Business Days after the Exchange Date.

The Notes will be issued in registered global form and will remain on deposit with the depositary as described in the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus. Therefore, you must exercise the option to exchange your Notes through the depositary. To make your exchange election effective, you must make certain that your notice is delivered to the depositary during the applicable Exchange Notice Period. To ensure that the depositary will receive timely notice of your election to exchange all or a portion of your Notes, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the depositary of your election to exchange your Notes prior to 12:00 noon in The City of New York on the last Index Business Day of the applicable Exchange Notice Period, in accordance with the then applicable operating procedures of the depositary. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

If at any time the global securities are exchanged for Notes in definitive form, from and after that time, notice of your election to exchange must be delivered to JPMorgan Chase Bank, N.A., as trustee under the 1983 Indenture, through the procedures required by the trustee by 12:00 noon in The City of New York on the last day of the applicable Exchange Notice Period.

A “Banking Business Day” means any day other than a Saturday or Sunday that is not a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Hypothetical Returns

The following tables illustrate for a range of hypothetical Ending Values:

•	the total amount payable on the maturity date of the Notes, and the total amount payable on an investment in the Underlying Stocks;

•	the total rate of return to holders of the Notes, and the total rate of return on an investment in the Underlying Stocks; and

•	the pretax annualized rate of return to holders of the Notes, and the pretax annualized rate of return on an investment in the Underlying Stocks.

The table below assumes an initial investment of $10 in the Notes and an initial investment of $10 in the Underlying Stocks.

Hypothetical Returns Related to Strategic Return Notes Based on the Index				Hypothetical Returns Related to an Investment in the Underlying Stocks
Hypothetical Ending Value of the Index	Total amount payable on the maturity date per unit(1)	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(2)	Hypothetical Ending Value of an Investment in the Underlying Stocks(3)	Total amount payable on the maturity date per unit	Total rate of return on the Underlying Stocks	Pretax annualized rate of return on the Underlying Stocks(2)
20.00	1.58	-84.16%	-33.64%	22.10	1.78	-82.23%	-31.72%
40.00	3.17	-68.32%	-21.71%	44.21	3.55	-64.46%	-19.64%
60.00	4.75	-52.48%	-14.33%	66.31	5.33	-46.68%	-12.18%
80.00	6.34	-36.65%	-8.92%	88.42	7.11	-28.91%	-6.71%
124.38(4)	9.85	-1.50%	-0.30%	137.47	11.05	10.52%	2.01%
126.27	10.00	0.00%	0.00%	139.56	11.22	12.20%	2.31%
140.00	11.09	10.87%	2.07%	154.73	12.44	24.40%	4.41%
160.00	12.67	26.71%	4.79%	176.84	14.22	42.18%	7.16%
180.00	14.25	42.55%	7.21%	198.94	15.99	59.95%	9.61%
200.00	15.84	58.39%	9.41%	221.05	17.77	77.72%	11.83%

(1)	The amounts specified in this column reflect the 1.5% sales charge that will be paid to MLPF&S.
(2)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from September 7, 2005 to September 7, 2010, a term expected to be equal to that of the Notes.
(3)	An investment in the Underlying Stocks is assumed to be equivalent to an investment in the Index, including the method and timing of reinvesting dividends, except that the Index will be reduced daily by the pro rata portion of the annual Index Adjustment Factor of 2.0%. The hypothetical investment in the Underlying Stocks presented in this column does not take into account transaction costs and taxes.
(4)	This is the Starting Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Adjustments to the S&P Asia 50 Net Total Return Index; Market Disruption Events

If at any time Standard & Poor’s makes a material change in the formula for or the method of calculating the S&P Asia 50 Net Total Return Index or in any other way materially modifies the S&P Asia 50 Net Total Return Index so that the Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of an index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the Underlying Stocks; or

(B)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the applicable exchange or otherwise, in option contracts or futures contracts related to the S&P Asia 50 Net Total Return Index, the Index, or any successor index to the S&P Asia 50 Net Total Return Index or the Index, which are traded on any major United States exchange.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

(2)	a suspension in trading in a futures or option contract on an Underlying Stock, the S&P Asia 50 Net Total Return Index, the Index, or any successor index to the S&P Asia 50 Net Total Return Index or the Index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or option contracts related to that stock or index;

(3)	a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(4)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered “material”.

As a result of terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001 and levels of the S&P Asia 50 Net Total Return Index were not available for those dates. Those market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could affect the calculation of the payment on the maturity date or upon exchange you will receive. See “—Payment on the Maturity Date” and “—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

Discontinuance of the S&P Asia 50 Net Total Return Index

If Standard & Poor’s discontinues publication of the S&P Asia 50 Net Total Return Index and Standard & Poor’s or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the S&P Asia 50 Net Total Return Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by Standard & Poor’s or any other entity for the S&P Asia 50 Net Total Return Index and calculate the Ending Value as described above under “—Payment at Maturity” or “—Exchange of the Notes Prior to the Maturity Date”, as applicable. Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that Standard & Poor’s discontinues publication of the S&P Asia 50 Net Total Return Index and:

•	the calculation agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the calculation agent will compute a substitute level for the S&P Asia 50 Net Total Return Index in accordance with the procedures last used to calculate the S&P Asia 50 Net Total Return Index before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the S&P Asia 50 Net Total Return Index as described below, the successor index or level will be used as a substitute for the S&P Asia 50 Net Total Return Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If Standard & Poor’s discontinues publication of the S&P Asia 50 Net Total Return Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

A “Business Day” means any day on which the NYSE, the AMEX and the Nasdaq are open for trading.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, if any, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 original public offering price per unit plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether at their stated maturity date or upon exchange or acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of 2.25% per year, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE INDEX

The Index was initially set to 100 on April 28, 2004. The Index is calculated and disseminated by Dow Jones under the symbol “ASP50”. On any Business Day the level of the Index will equal the S&P Asia 50 Net Total Return Index divided by the Index Divisor. On August 31, 2005, the Index Divisor was 21.3086249842. The “Index Adjustment Factor” is 2.0% per annum and will reduce the level of the Index each day. Dow Jones will generally calculate and disseminate the closing level of the Index based on the most recently reported level of the S&P Asia 50 Net Total Return Index (as reported by Standard & Poor’s), at approximately 10:00 a.m. New York City time of each Index Business Day provided the S&P Asia 50 Net Total Return Index is available to Dow Jones.

Historical and Hypothetical Historical Data on the Index

Month-End Closing Levels of the Index

The following table sets forth the closing level of the Index at the end of each month in the period from April 2004 through August 2005. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2004	2005
January		109.84
February		115.90
March		110.98
April	95.24	110.12
May	93.39	113.16
June	92.39	115.72
July	89.43	123.95
August	95.70	124.38
September	98.01
October	97.85
November	105.62
December	109.28

The following table sets forth the hypothetical historical month-end closing levels of the Index (the “Hypothetical Historical Month-End Closing Levels) in the period from January 2000 through March 2004 calculated as if the Index had existed during that period. All hypothetical historical data presented in the following table were calculated based upon pro forma data from the S&P Asia 50 Net Total Return Index which was calculated by Standard & Poor’s using actual historical data related to the Underlying Stocks (as described under “—S&P Asia 50 Net Total Return Index” below). We have provided this hypothetical historical information to help you evaluate the behavior of the Index in various economic environments; however, these hypothetical historical data on the Index are not indicative of the future performance of the Index or what the value of the Notes may be. Any hypothetical historical upward or downward trend in the level of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2000	2001	2002	2003	2004
January	105.20	87.40	78.46	67.00	98.71
February	104.41	81.77	77.87	63.19	102.46
March	109.97	73.34	82.97	60.31	100.00
April	99.81	75.60	83.97	62.68
May	95.45	74.45	82.90	67.86
June	103.04	73.52	78.53	71.84
July	99.55	69.79	75.32	78.63
August	98.29	67.26	73.31	84.56
September	88.23	56.41	65.14	84.19
October	81.01	60.66	69.31	90.77
November	76.98	69.69	73.03	88.80
December	78.26	76.10	66.95	91.61

The following graph sets forth the hypothetical historical and historical performance of the Index presented in the tables above.

S&P Asia 50 Net Total Return Index

Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) publishes the S&P Asia 50 Net Total Return Index. The S&P Asia 50 Net Total Return Index is intended to provide an indication of the pattern of common stock price movement and dividends, net of taxes, of fifty companies from the Asian markets of Korea, Taiwan, Hong Kong and Singapore. These countries, not including Australia and Japan, represent the most liquid and investible markets from Asia. The fifty companies have been selected by Standard & Poor’s on the basis of their size, liquidity, sector representation and country representation. The calculation of the level of the S&P Asia 50 Net Total Return Index, discussed below in further detail, is based on the quotient of the total available market capitalization of the Underlying Stocks and an index divisor. Standard & Poor’s calculates the S&P Asia 50 Net Total Return Index using net cash dividends (as described below). The dividends are reinvested after deduction of withholding taxes, applying the rate applicable to non-resident individuals who do not benefit from double taxation treaties. The S&P Asia 50 Net Total Return Index approximates the minimum possible dividend reinvestment. The rates applied are the current effective rates and are adjusted to reflect ongoing changes. As of August 31, 2005, 19 companies or 33.93% of the market capitalization for the S&P Asia 50 Net Total Return Index included companies from Hong Kong; 10 companies or 33.41% of the market capitalization of the S&P Asia 50 Net Total Return Index included companies from Korea; 8 companies or 10.3% of the market capitalization of the S&P Asia 50 Net Total Return Index included companies from Singapore; and 13 companies or 22.4% of the market capitalization of the S&P Asia 50 Net Total Return Index included companies from Taiwan. For a list of the fifty companies included in the S&P Asia 50 Net Total Return Index, please see Annex A to this prospectus supplement.

Computation of the Index

The Index equals the S&P Asia 50 Net Total Return Index divided by the Index Divisor. Standard & Poor’s currently computes the S&P Asia 50 Net Total Return Index as of a particular time as follows:

(a)	the market price per share of each Underlying Stock in its local currency is converted to U.S. dollars using the spot exchange rate applicable at the time of calculation (the result being referred to as the “U.S. dollar market value” of the Underlying Stock);

(b)	the number of free-floating available shares outstanding for each Underlying Stock is determined (the “availability factor”);

(c)	the U.S. dollar market value of each Underlying Stock is multiplied by its corresponding availability factor (the result being referred to as the “U.S. dollar market capitalization” for each Underlying Stock);

(d)	the U.S. dollar market capitalization for the Underlying Stocks are aggregated;

(e)	the result is divided by an index divisor calculated by Standard & Poor’s, which is adjusted to account for additions and deletions to the S&P Asia 50 Net Total Return Index, rights issues, share buybacks and issuances, spin-offs and adjustments in availability (the result being referred to as the “U.S. dollar market capitalization component” of the S&P Asia 50 Net Total Return Index); and

(f)	the U.S. dollar market capitalization component of the S&P Asia 50 Net Total Return Index is adjusted for dividends payable on the Underlying Stocks through the methodology described below.

While Standard & Poor’s currently employs the above methodology to calculate the S&P Asia 50 Net Total Return Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the Index and the Redemption Amount, if any, payable to holders of the Notes upon maturity or otherwise.

Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a stock of a company included in the S&P Asia 50 Net Total Return Index that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends,

•	the granting to shareholders of rights to purchase additional shares of stock,

•	the purchase of shares by employees pursuant to employee benefit plans,

•	consolidations and acquisitions,

•	the granting to shareholders of rights to purchase other securities of the issuer,

•	the substitution by Standard & Poor’s of particular Underlying Stocks in the S&P Asia 50 Net Total Return Index, and

•	other reasons.

In these cases, Standard & Poor’s first recalculates the aggregate market value of all Underlying Stocks, after taking account of the new market price per share of the particular Underlying Stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value &	(	New Market Value	)	= New Base Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all Underlying Stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P Asia 50 Net Total Return Index.

Dividends

The S&P Asia 50 Net Total Return Index is a net total return index. To calculate the net total return, Standard & Poor’s adds an indexed dividend return to the change in price of the S&P Asia 50 Net Total Return Index for a given time period.

To calculate the total return for the S&P Asia 50 Net Total Return Index Index for a given time period, an indexed dividend for that time period is added to the closing S&P Asia 50 Net Total Return Index value for that same period. Then this number is divided by the closing S&P Asia 50 Net Total Return Index value at the beginning of the time period. The indexed dividend is an index number that represents the dividend distribution of the companies in the S&P Asia 50 Net Total Return Index. It is calculated by adding the total daily dividends, net of taxes, (based on the ex-dividend date with certain exceptions described below) for all of the stocks in the S&P Asia 50 Net Total Return Index for a given time period and then converting that sum to an indexed number by dividing it by the index divisor that is used to calculate the actual S&P Asia 50 Net Total Return Index.

The general formula to calculate the indexed dividend is:

Total Daily Dividends	= Indexed Dividend
Latest Index Divisor

Standard & Poor’s uses the ex-dividend date rather than the payment date to determine the net total daily dividends for each day because the marketplace price adjustment for the dividend occurs on the ex-dividend date. In the case of Korea, dividend amounts are not known until the payment date and therefore cash dividends are applied on the payment date. Standard & Poor’s calculates the S&P Asia 50 Net Total Return Index using cash dividends net of withholding taxes. Treatment of special dividends, such as stock dividends and extraordinary dividends, within the S&P Asia 50 Net Total Return Index Index calculation are decided on a case-by-case basis.

The S&P Asia 50 Net Total Return Index calculation assumes the reinvestment of net dividends on a daily basis. Monthly, quarterly and annual total return numbers for the S&P Asia 50 Net Total Return Index are calculated by daily compounding of the reinvested dividends. The dividends are reinvested after deduction of withholding taxes, applying the rate to non-resident individuals who do not benefit from double taxation treaties. The S&P Asia 50 Net Total Return Index approximates the minimum possible dividend reinvestment. The rates applied are the current effective rates and these are changed as to reflect the ongoing changes.

Calculation Agreement

Dow Jones

Dow Jones has no relationship to MLPF&S or ML&Co., other than the calculation and publication of the levels of the Index pursuant to an agreement between Dow Jones and MLPF&S.

Dow Jones does not:

•	Sponsor, endorse, sell or promote the Notes.

•	Recommend that any person invest in the Notes or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

•	Have any responsibility or liability for the administration, management or marketing of the Notes.

•	Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Index or have any obligation to do so.

Dow Jones will not have any liability in connection with the Notes. Specifically,

•	Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:

•	The results to be obtained by the Notes, the beneficial owner of the Notes or any other person in connection with the use of the Index or the S&P Asia 50 Net Total Return Index (collectively, the “Indexes”) and the data related thereto;

•	The accuracy or completeness of the Index and its data;

•	The merchantability and the fitness for a particular purpose or use of the Indexes and data related thereto;

•	Dow Jones will have no liability for any errors, omissions or interruptions in the Indexes or data related thereto;

•	Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.

The calculation agreement between MLPF&S and Dow Jones is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Standard & Poor’s

Standard & Poor’s has no connection with the Index or the Notes.

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the S&P Asia 50 Net Total Return Index or any data included in the S&P Asia 50 Net Total Return Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by ML&Co., MLPF&S, holders of the Notes, or any other person or entity from the use of the S&P Asia 50 Net Total Return Index or any data included in the S&P Asia 50 Net Total Return Index in connection with the rights licensed under the license agreement described in this prospectus or for any other use. Standard & Poor’s makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P Asia 50 Net Total Return Index or any data included in the S&P Asia 50 Net Total Return Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and Merrill Lynch Capital Services, Inc. have entered into a non-exclusive license agreement providing for the license to Merrill Lynch Capital Services, Inc., in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of Merrill Lynch Capital Services, Inc.

The license agreement between Standard & Poor’s and Merrill Lynch, Pierce, Fenner & Smith Incorporated provides that the following language must be stated in this prospectus:

“The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s. Standard & Poor’s makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P Asia 50 Net Total Return Index to track general stock market performance. Standard & Poors’ only relationship to Merrill Lynch Capital Services, Inc. and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of Standard & Poor’s and of the S&P Asia 50 Net Total Return Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. Standard & Poor’s has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P Asia 50 Net Total Return Index. Standard & Poor’s is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued, the calculation or dissemination of the Select Asia Total Return Index or in the determination or calculation of the equation by which the Notes are to be converted into cash. Standard & Poor’s has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities (except to the extent specifically discussed below), dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize each Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for U.S. federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If that gain or loss is treated as capital gain or loss, then any gain or loss will generally be long-term capital gain or loss, as the case may be, if the U.S. Holder has held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on that sale or exchange and that U.S. Holder’s tax basis in the Note so sold or exchanged. Capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of the sale or exchange. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income, gain or loss recognized with respect to the Notes would significantly differ from the timing and character of income, gain or loss described above. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or exchange of the Notes prior to the maturity date would generally be treated as ordinary income, and any loss would be generally treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

In addition to the potential applicability of the CPDI Regulations to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by that U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date or upon a sale or exchange will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized on the maturity date or upon the sale or exchange of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the maturity date, sale or exchange, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount or Exchange Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed prices basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

ML&Co. has entered into an arrangement with one of its subsidiaries to hedge the market risks associated with ML&Co.’s obligation to pay the Redemption Amount or Exchange Amount, as applicable. In connection with this arrangement, this subsidiary will pay MLPF&S $.05 per unit as part of its underwriting fee.

The Notes are ineligible assets in MLPF&S’ asset-based brokerage service Unlimited Advantage, which means that purchasers will not pay Unlimited Advantage annual asset-based fees on the Notes but will pay commissions on any secondary market purchases and sales of the Notes.

In addition to the compensation paid at the time of the original sale of the Notes, MLPF&S will pay an additional amount on each anniversary of the Pricing Date from 2006 through 2009 to brokers whose clients purchased the units in the initial distribution and who continue to hold their Notes. This additional amount will equal 1% per unit based on the Redemption Amount of the Notes calculated as if the applicable anniversary of the Pricing Date was the stated maturity date. Also, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold those Notes.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended April 1, 2005 and March 26, 2004 and the three-month and six-month periods ended July 1, 2005 and June 25, 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2005 and July 1, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Banking Business Day	PS-14
Business Day	PS-17
Calculation Day	PS-14
Calculation Period	PS-13
Ending Value	PS-4
Exchange Amount	PS-5
Exchange Date	PS-14
Exchange Notice Period	PS-14
Index	PS-3
Index Adjustment Factor	PS-3
Index Business Day	PS-14
Market Disruption Event	PS-16
Notes	PS-1
Pricing Date	PS-4
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-16
Underlying Companies	PS-10
Underlying Stocks	PS-3

ANNEX A

This annex provides a list of the Underlying Stocks on August 31, 2005 and the country in which each such stock is listed, as obtained from information made publicly available by Standard & Poor’s. Standard & Poor’s has selected the Underlying Stocks and may modify the Underlying Stocks at any time at its own discretion.

Company	Country

Asustek Computer Inc.	Taiwan
BOC Hong Kong (Holdings) Limited	Hong Kong
Cathay Financial Holdings	Taiwan
Cathay Pacific Airways Limited	Hong Kong
Cheung Kong (Holdings) Limited	Hong Kong
China Development Financial Holdings Corp.	Taiwan
China Mobile (Hong Kong) Limited	Hong Kong
China Steel Corp.	Taiwan
China Unicom Limited	Hong Kong
Chinatrust Financial Holding	Taiwan
CITIC Pacific Limited	Hong Kong
CLP Holdings Limited	Hong Kong
CNOOC Limited	Hong Kong
DBS Group Holdings Limited	Singapore
Esprit Holdings Limited	Hong Kong
Formosa Chemical & Fiber Corp.	Taiwan
Formosa Plastics Corp. .	Taiwan
Fubon Financial Holdings Company Limited	Taiwan
Hang Seng Bank Limited	Hong Kong
Hon Hai Precision Industry Company Limited	Taiwan
Hong Kong and China Gas Company Limited	Hong Kong
Hongkong Electric Holdings Limited	Hong Kong
Hutchison Whampoa Limited	Hong Kong
Hyundai Heavy Industries	Korea
Hyundai Motor Company Limited	Korea
Johnson Electric Holdings Limited	Hong Kong
Keppel Corp. Limited	Singapore
Kookmin Bank	Korea
KT&G Corp.	Korea
LG Electronics Inc.	Korea
Li & Fung Limited	Hong Kong
Nan Ya Plastics Corp.	Taiwan
Oversea-Chinese Banking Corp. Limited	Singapore
PetroChina Company Limited	Hong Kong
POSCO	Korea
Quanta Computer Inc.	Taiwan
Samsung Electronics Company Limited	Korea
Samsung Fire & Marine Insurance Company Limited	Korea
Shinhan Financial Group Company Limited	Korea
Singapore Airlines Limited	Singapore
Singapore Press Holdings Limited	Singapore
Singapore Technologies Engineering Limited	Singapore
Singapore Telecommunications Limited	Singapore
SK Telecom Company Limited	Korea
Sun Hung Kai Properties Limited	Hong Kong
Swire Pacific Limited	Hong Kong
Taiwan Semiconductor Manufacturing Company Limited	Taiwan
United Microelectronics Corp.	Taiwan
United Overseas Bank Limited	Singapore
Yue Yuen Industrial (Holdings) Limited	Hong Kong

A-1

2,310,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Strategic Return Notes®

Linked to the Select Asia Total Return Index

due September 7, 2010

(the “Notes”)

$10 original public offering price per unit

P R I C I N G S U P P L E M E N T

Merrill Lynch & Co.

August 31, 2005

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.